EXHIBIT 25.03

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FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) |__|

THE BANK OF NEW YORK
(Exact name of trustee as specified in its charter)

New York	13-5160382
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)
One Wall Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip code)

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of obligor as specified in its charter)

New Jersey	21-0398280
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)
800 King Street	
P.O. Box 231	
Wilmington, Delaware	19899
(Address of principal executive offices)	(Zip code)

Medium Term Notes
(Title of the indenture securities)

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1.	**General information. Furnish the following information as to the Trustee:**

	(a)	**Name and address of each examining or supervising authority to which it is subject.**

Name	Address
Superintendent of Banks of the State of New York	2 Rector Street, New York, N.Y. 10006, and Albany, N.Y. 12203
Federal Reserve Bank of New York	33 Liberty Plaza, New York, N.Y. 10045
Federal Deposit Insurance Corporation	Washington, D.C. 20429
New York Clearing House Association	New York, New York 10005

	(b)	**Whether it is authorized to exercise corporate trust powers.**

	Yes.

2.	**Affiliations with Obligor.**

	If the obligor is an affiliate of the trustee, describe each such affiliation.

	None.

16.	**List of Exhibits.**

	Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

	1.	A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

	4.	A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

	6.	The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

7.   A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 9th day of September, 2003.

THE BANK OF NEW YORK

By: /S/ ROBERT A. MASSIMILLO
Name: ROBERT A. MASSIMILLO
Title: VICE PRESIDENT

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business June 30, 2003, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

		Dollar Amounts In Thousands
ASSETS		
Cash and balances due from depository institutions:		
Noninterest-bearing balances and currency and coin		$4,257,371
Interest-bearing balances		6,048,782
Securities:		
Held-to-maturity securities		373,479
Available-for-sale securities		18,918,169
Federal funds sold in domestic offices		6,689,000
Securities purchased under agreements to resell		5,293,789
Loans and lease financing receivables:		
Loans and leases held for sale		616,186
Loans and leases, net of unearned income	38,342,282	
LESS: Allowance for loan and lease losses	819,982	
Loans and leases, net of unearned income and allowance	37,522,300	
Trading Assets		5,741,193
Premises and fixed assets (including capitalized leases)		958,273
Other real estate owned		441
Investments in unconsolidated subsidiaries and associated companies		257,626
Customers' liability to this bank on acceptances outstanding		159,995
Intangible assets		
Goodwill		2,554,921
Other intangible assets		805,938
Other assets		6,285,971
Total assets		$96,483,434

LIABILITIES

Deposits:		
In domestic offices		$37,264,787
Noninterest-bearing	15,357,289	
Interest-bearing	21,907,498	
In foreign offices, Edge and Agreement subsidiaries, and IBFs		28,018,241
Noninterest-bearing	1,026,601	
Interest-bearing	26,991,640	
Federal funds purchased in domestic offices		739,736
Securities sold under agreements to repurchase		465,594
Trading liabilities		2,456,565
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)		8,994,708
Bank's liability on acceptances executed and outstanding		163,277
Subordinated notes and debentures		2,400,000
Other liabilities		7,446,726
Total liabilities		$87,949,634
Minority interest in consolidated subsidiaries		519,472

EQUITY CAPITAL

Perpetual preferred stock and related surplus		0
Common stock		1,135,284
Surplus		2,056,273
Retained earnings		4,694,161
Accumulated other comprehensive income		128,610
Other equity capital components		0
Total equity capital		8,014,328
Total liabilities minority interest and equity capital		$96,483,434

I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas J. Mastro,
Senior Vice President and Comptroller

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi |
Gerald L. Hassell | Directors
Alan R. Griffith |